Exhibit (a)(1)(B)
E-MAIL TO ALL ELIGIBLE EMPLOYEES
Date: February 17, 2009
Dear Aruba Employees,
I am pleased to announce that this morning, Aruba officially launched a voluntary one-time stock option exchange program. After careful consideration, Aruba’s Board of Directors determined that it would be in the best interests of the company and its stockholders to approve an option exchange program to allow eligible employees who received certain stock option grants the opportunity to exchange those options for replacement stock options with an exercise price equal to the closing price of our common stock on the new option grant date (expected to be Tuesday, March 17, 2009).
Jeannette Bjoernsen, our Stock Plan Manager, will be sending a follow-up note to you with further guidance. We have also set up a website dedicated to the stock option exchange program at http://optx/. The specific details of the program are included in the documents found on the offer website. If you wish to participate in the program, you must access the website at http://optx/ and follow the instructions on the website.
Please review these materials carefully so that you can make an informed decision on whether or not to participate in the program. If, after reviewing the materials, you still have questions about the stock option exchange program, please contact Jeannette Bjoernsen via email or at (408) 754-8414.
Thanks,
Dominic P. Orr
President and Chief Executive Officer